SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 2005

Commission File Number 0-28800

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DRDGOLD Limited

45 Empire Road
Parktown
Johannesburg, South Africa, 2193

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ❏

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ❏   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of March 2005, incorporated by reference herein:

Exhibit

99.1   Release dated March 4, 2005, entitled "DRDGOLD Announces 60-Day Review and Issues North West Operations Section 189 Notice".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: March 4, 2005

By: /s/ Andrea Townsend
Name: Andrea Townsend
Title: Company Secretary

Exhibit 99.1
DRDGOLD ANNOUNCES 60-DAY REVIEW AND ISSUES NORTH WEST OPERATIONS SECTION 189 NOTICE

DRDGOLD Limited
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARBN number: 086 277 616
NASDAQ trading symbol: DROOY
("DRDGOLD")

DRDGOLD ANNOUNCES 60-DAY REVIEW AND ISSUES NORTH WEST OPERATIONS SECTION 189 NOTICE

DRDGOLD today announced a 60-day operational review of its North West Operations at Stilfontein in South Africa's North West Province and issued a notice to unions and associations in terms of Section 189 (3) of the Labour Relations Act.

Section 189 (3) details the requirements of a formal consultative process management is obliged to enter into with employees when it envisages dismissals based on changed operational and financial circumstances.

In the six months to 31 December 2004, DRDGOLD recorded a total net loss of R370.1 million, of which R279.2 million, or 75%, was incurred by the North West Operations. Currently, the North West Operations are losing some R20 million a month.

DRDGOLD's Chief Executive Officer, Mark Wellesley Wood, said today that, while the stronger Rand and the consequent weaker Rand gold price were factors in the North West Operations' poor performance, there has been a failure to deal with these realities by continuously improving productivity and reducing costs.

To survive the current crisis, Wellesley-Wood said, productivity at the North West Operations would have to increase by 35% in terms of grams per total employee costed and current working costs of R71 million a month would have to be slashed to R40 million.

"We are acutely aware that, in the event of failure to achieve these targets, placing the entire North West Operations on care and maintenance becomes an option we must consider."

The North West Operations currently employ 6 513 people. Some 2 780 people were retrenched as part of a restructuring process some 18 months ago but subsequent performance improvements were not sustained.

"The urgency with which the North West Operations' current situation must now be addressed through appropriate restructuring means it is essential that the meeting of the statutory requirements of restructuring, as scoped by Section 189 (3), begins immediately," Wellesley-Wood said.

"I am encouraged that employees and their representatives understand the seriousness of the situation at the North West Operations and are already engaged with management in consultation on ways to improve productivity, cut costs and return to profitability.

"We remain open to all offers and suggestions, either to sustain mining at the North West Operations or to retain access to their reserves," Wellesley-Wood said.

DRDGOLD has requested the Commission for Conciliation, Mediation and Arbitration ("CCMA") to facilitate consultation in terms of Section 189 (3).

Wellesley-Wood said it is envisaged that the CCMA-facilitated process will run concurrently with the consultation process already under way at the North West Operations.

Johannesburg
March 3, 2005

Queries:

South Africa Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 381 7826 (office)
+27 83 604 0820 (mobile)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

North America
Investor and Media Relations
Barbara Cano, Breakstone & Ruth International
+1 646-536-7015 (office)
 +1 917-861-2530 (mobile)

Australasia
Investor and Media Relations Paul
Downie, Porter Novelli

+61 893 861 233 (office)
+61 414 947 129 (mobile)

United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398

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